Exhibit 99.1

JinkoSolar Announces Business Highlights for the First Half of 2025

SHANGRAO, China, August 27, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its business highlights for the first half of 2025.

Key Business Highlights in the First Half of 2025:

•	Total module shipments were 41.8 GW; over 60% of module shipments went to overseas markets.
•	By June 30, 2025, we became the first module manufacturer in the world to have delivered a total of 350 GW of solar modules.
•	New records in both cell and module efficiencies: 182 N-type high-efficiency TOPCon cells achieved a full-area laboratory conversion efficiency of 27.02%; N-type TOPCon modules achieved a maximum laboratory conversion efficiency of 25.58%.
•	Mass-produced efficiency for TOPCon cells exceeded 26.5%, with the conversion efficiency of high-efficiency series reaching 27.1%.
•	We have continued to upgrade existing TOPCon capacity through technology enhancements. By June 30, 2025, we had over 20 GW of high-efficiency capacity. We anticipate that capacity with a mainstream power output of over 640 Wp will account for 40~50% of our total capacity by the end of 2025, with some capacity expected to reach power output of 650-670 Wp by the end of 2026.

Business Outlook Highlights

Third Quarter and Full Year 2025 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the third quarter of 2025, the Company expects its module shipments to be in the range of 20.0 GW to 23.0 GW.

For full year 2025, the Company estimates its module shipments to be in the range of 85.0 GW to 100.0 GW.

Solar Products Production Capacity

The Company expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, by the end of 2025.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2025.

To find out more, please see: www.jinkosolar.com

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

2